

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2021

Carl Stanton
Chief Executive Officer
Focus Impact Acquisition Corp.
250 Park Avenue, Ste. 911
New York, NY, 10177

> **Re: Focus Impact Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed April 23, 2021**
> **File No. 333-255448**

Dear Mr. Stanton:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 Filed April 23, 2021

Our Team, Partner, and Advisory Board
Our Partner, page 10

1. We note that you refer to Auldbrass Partners as your "partner." Please revise your disclosure to clarify, if true, that you are not in a legally-binding partnership with Auldbrass Partners. If this is not the case, please revise your disclosure accordingly and file any related written agreements. Please refer to Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Peter S. Seligson, Esq.